UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Motricity, Inc.

File No. 001-34781 - CF#29013

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Motricity, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 6, 2012.

Based on representations by Motricity, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 16, 2014
Exhibit 10.2	through March 16, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel